[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 16, 2019

Elisabeth M. Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management,

Disclosure Review Office

100 F Street NE

Washington DC 20549

RE:	Nuveen All Cap Energy MLP Opportunities Fund (File No.: 811-22877)
Nuveen Energy MLP Total Return Fund (File No.: 811-22482)
Preliminary Proxy Statement, filed August 30, 2019

Dear Ms. Bentzinger:

Thank you for your telephonic comments received September 6, 2019 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Nuveen All Cap Energy MLP Opportunities Fund and Nuveen Energy MLP Total Return Fund (each, a “Fund” and collectively, the “Funds”) filed by the Funds on August 30, 2019 pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940. We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Funds, your comments, as we understand them, and the Funds’ responses thereto are set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.

Changes will be reflected in the definitive proxy statement to be filed by the Funds. Changed pages showing the changes that will be made in response to your comments are attached hereto.

Comment 1:	Please keep in mind to clearly mark preliminary proxy materials as preliminary per Rule 14a-6(e).

Response:	The Funds note the comment and will clearly mark preliminary proxy materials as such in future filings.

Comment 2:

On the cover page of the proxy statement, in the discussion of broker non-votes, clearly state that brokers will not be able to vote proxies on the proposal without instruction, as the proposal is not a routine matter.

Response:	The Funds have added the requested disclosure.

Comment 3:

Under the heading “The Proposal: Approval of Sub-Advisory Agreement—About Tortoise Capital Advisors, L.L.C.” please include the information required by Item 22(c)(3) of Schedule 14A. Specifically, state the names and addresses of all direct and indirect parents of Tortoise and show the basis of control of Tortoise and each parent by its immediate parent. If any person named is a corporation, include the percentage of its voting securities owned by its immediate parent.

Response:

The Funds have included the information required by Item 22(c)(3) of Schedule 14A on an Appendix to the Proxy Statement and have included a cross reference to that Appendix under the heading “The Proposal: Approval of Sub-Advisory Agreement—About Tortoise Capital Advisors, L.L.C.”

Comment 4:	Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Comparison of the Prior Sub-Advisory Agreements and the New Sub-Advisory Agreements—Fees” define the term “Managed Assets.”

Response:	The Funds have added the requested disclosure.

Comment 5:

Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Comparison of the Prior Sub-Advisory Agreements and the New Sub-Advisory Agreements—Fees,” clarify if the sub-advisory fee of 0.50% of Managed Assets is paid on all of each Fund’s Managed Assets or on a portion of Managed Assets.

Response:	The Funds have added the requested disclosure.

Comment 6:

Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Comparison of the Prior Sub-Advisory Agreements and the New Sub-Advisory Agreements—Fees,” disclose any fee waiver or expense reimbursement provisions that exist under either the Prior Sub-Advisory Agreement or the New Sub-Advisory Agreement.

Response:	The Funds confirm that no fee waivers or expense reimbursement arrangements were in place under either the Prior Sub-Advisory Agreement or New Sub-Advisory Agreement.

Comment 7:

Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Comparison of the Prior Sub-Advisory Agreements and the New Sub-Advisory Agreements—Fees,” disclose if any fee waivers or expense reimbursement provisions under the Prior Sub-Advisory Agreement included a recoupment provision that survives termination such that the New Sub-Adviser could recoup amounts previously waived by the Prior Sub-Adviser.

Response:	As noted above, the Funds confirm that no fee waivers or expense reimbursement arrangements were in place under either the Prior Sub-Advisory Agreement or the New Sub-Advisory Agreement.

Comment 8:

Under the heading “The Proposal: Approval of Sub-Advisory Agreement—Board Considerations—B. Performance of the Funds,” the second paragraph states that the Board reviewed the Funds’ performance over the quarter, one-, three- and five-year periods ended December 31, 2018. However, the subsequent paragraphs only discuss the Board’s conclusions with respect to the one-, three- and five-year periods. Please discuss the Board’s conclusions with respect to the Funds’ performance for the quarter noted.

Response:

While the Board reviewed the quarterly performance information, the Board generally considers any performance under a year to be too short of a time period to make any meaningful assessment of the Fund’s performance.

Comment 9:

Confirm supplementally that disclosure under the heading “The Proposal: Approval of Sub-Advisory Agreement—Board Considerations” reflects any considerations that were not in favor of approving the New Sub-Advisory Agreements.

Response:

In evaluating the proposal, the Boards reviewed and considered a variety of information regarding, among other things, the Transaction and any negative implications the Transaction may have on the services provided by the Sub-Adviser, such as any diminution of services, any cost-cutting measures and changes in portfolio managers, which already have been included in the disclosure.

Comment 10:

Under the heading “Additional Information—Expenses of Proxy Solicitation,” disclose the material terms of contract with Computershare Fund Services and the anticipated cost of Computershare Fund Services.

Response:	The Funds have added the requested disclosure.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:	Gifford R. Zimmerman, Nuveen Investments
Eric F. Fess, Chapman and Cutler LLP

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